Exhibit 12.1

BERKSHIRE HATHAWAY INC.

Calculation of Ratio of Consolidated Earnings to Consolidated Fixed Charges

(Dollars in millions)

	Nine Months Ended September 30, 2015	Year Ended December 31,
		2014	2013	2012	2011	2010
Net earnings attributable to Berkshire Hathaway shareholders	$18,605	$19,872	$19,476	$14,824	$10,254	$12,967
Income tax expense	8,698	7,935	8,951	6,924	4,568	5,607
Earnings attributable to noncontrolling interests	262	298	369	488	492	527
(Earnings) loss from equity method investments	211	33	255	—	—	(50)
Dividends from equity method investments	179	—	—	—	—	20
Fixed charges	3,179	3,882	3,386	3,304	3,219	3,084

Earnings available for fixed charges	$31,134	$32,020	$32,437	$25,540	$18,533	$22,155

Fixed charges
Interest expense, including amortization	$2,707	$3,253	$2,801	$2,744	$2,664	$2,558
Rentals representing interest and other	472	629	585	560	555	526

	$3,179	$3,882	$3,386	$3,304	$3,219	$3,084

Ratio of earnings to fixed charges	9.79x	8.25x	9.58x	7.73x	5.76x	7.18x